Exhibit 99

CONSOLIDATED NATURAL GAS COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

Twelve Months Ended September 30, 2004
(millions)
Operating Revenue	$6,107
Operating Expenses	4,735
Income from operations	1,372
Other income	9
Interest and related charges	163
Income before income taxes	1,218
Income taxes	446
Income before cumulative effect of a change in accounting principle	772
Cumulative effect of a change in accounting principle (net of income taxes of $5)	(6)
Net income	$ 766

The condensed consolidated earnings statement for the twelve months ended September 30, 2004 reflects the adoption of a new accounting standard, effective December 31, 2003, FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, for its interests in special purpose entities.